BranchOut Food Inc.

205 SE Davis Ave., Suite C

Bend, Oregon 97702

June 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Gregory Herbers and Erin Purnell

Re:	BranchOut Food Inc. Registration Statement on Form S-1 File No. 333-271422

Dear Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 9, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, June 13, 2023, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely yours,

BranchOut Food Inc.

By:	/S/ Eric Healy
Eric Healy Chief Executive Officer